Exhibit 99.1

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 21, 2020

Mr.

Joaquín Cortez Huerta

Superintendent

Financial Market Commission

1449 Av. Libertador Bernardo O´Higgins

Present

Re:	Material fact report

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule No. 30, duly authorized, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM” or the “Society”), Securities Registration No. 306, the following:

LATAM informs that on this date the Board appointed Mr Enrique Ostale Cambiaso as board member in the position left vacant by the resignation of Mr Carlos Heller Solari on April 16, 2020, position that remained vacant until today.

Notwithstanding the above, and as was previously informed on the date of Mr Heller’s resignation, at the next Ordinary Shareholders’ Meeting of LATAM, it will be necessary to proceed to elect and renew its Board of Directors.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.